Exhibit 99.1

Nano Dimension Reports 2019 First Quarter Financial Results

Conference call to be held today at 09:00 a.m. EDT

Ness Ziona, Israel, May 15, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the first quarter ended March 31, 2019.

Nano Dimension reported revenues of $1,689,000 for the first quarter of 2019. The Company ended the quarter with $10,222,000 in cash, while total loss for the first quarter was $1,476,000.

“Our global expansion continues in accordance with our growth plan. We enhanced our presence in North America, and we entered the Japanese market with a sale to a leading Japanese PCB manufacturer,” said Amit Dror, Chief Executive Officer of Nano Dimension. “We improved the value offering to our customers by introducing disruptive new technologies and value-added applications such as side-contacts for PCB, 3D Printed capacitors and a fully functional IoT device. We believe that our advantage as a first mover in additive electronics, with the growing maturity of our product and our increasing global expansion are the key for immediate and long-term growth.”

First Quarter 2019 Financial Results

●	Total revenues for the first quarter of 2019 were $1,689,000, compared to $1,705,000 in the fourth quarter of 2018, and $635,000 in the first quarter of 2018. The increase compared to the first quarter of 2018 was attributed to higher commercial sales of DragonFly Pro systems.

●	Research and development (R&D) expenses for the first quarter of 2019 were $2,152,000, compared to $2,021,000 in the fourth quarter of 2018, and $2,548,000 in the first quarter of 2018. The increase compared to the fourth quarter of 2018 was mainly attributed to an increase in materials expenses. The decrease compared to the first quarter of 2018 was mainly attributed to a decrease in payroll and related expenses and a decrease in rent expenses, mainly due to shifting resources from R&D to manufacturing and operations.

●	Sales and marketing expenses for the first quarter of 2019 were $1,364,000, compared to $1,220,000 in the fourth quarter of 2018, and $786,000 in the first quarter of 2018. The increase compared to the fourth quarter of 2018 was mainly attributed to an increase in payroll and related expenses. The increase compared to the first quarter of 2018 was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses.

●	General and administrative (G&A) expenses for the first quarter of 2019 were $1,791,000, compared to $685,000 in the fourth quarter of 2018, and $885,000 in the first quarter of 2018. The increase is attributed to our February 2019 public offering, in which we issued warrants and rights to purchase, that were classified as financial liability, resulting in issuance expenses of approximately $1,224,000 that were recognized as G&A expense.

●	Net loss for the first quarter of 2019 was $1,476,000, or $0.01 per share, compared to $3,967,000, or $0.04 per share, in the fourth quarter of 2018, and $4,123,000, or $0.05 per share, in the first quarter of 2018. The decrease is attributed to finance income of approximately $3,500,000 that was recognized in the first quarter of 2019 as a result of the change in the fair value of warrants and rights to purchase that were issued in our February 2019 public offering. See details below under the Balance Sheet Highlights.

Balance Sheet Highlights

●	In February 2019 we issued, pursuant to a public offering in the United States, an aggregate of 80,000,000 ordinary shares (16,000,000 American Depositary Shares (“ADS”)), 80,000,000 non-tradable warrants (exercisable into 80,000,000 ordinary shares or 16,000,000 ADS) and 60,000,000 non-tradable rights to purchase (exercisable into 60,000,000 ordinary shares or 12,000,000 ADS). The rights to purchase and the warrants contained a cashless exercise mechanism and therefore are classified as financial liability that is measured at fair value through profit and loss. The total gross proceeds from the offering were approximately $12,000,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offering were approximately $10,560,000. From the gross issuance consideration, a total of approximately $10,200,000 was attributed to the fair value of the financial liability in respect to the rights to purchase and warrants. The remainder, approximately $1,800,000, was attributed to the issued shares. The value of the financial liability in respect to the rights to purchase and warrants was measured as of March 31, 2019, at an amount of approximately $6,500,000, and the difference between the fair value as of the issuance date and the fair value as of March 31, 2019, was recognized as finance income in an amount of approximately $3,600,000.

●	On January 1, 2019, we adopted IFRS 16 using the cumulative effect method, and recognized a right of use asset in an amount of $1,891,000 and a lease liability in an amount of $2,192,000. Accordingly, we recognized depreciation and amortization expenses in respect of a right-of-use asset, and recognized financing expenses. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of the different sections of expenses in the income statement, are capitalized to assets and are recognized as depreciation and amortization expenses at the same sections.

●	Cash and cash equivalents totaled $10,222,000 as of March 31, 2019, compared to $3,753,000 on December 31, 2018. The increase compared to December 31, 2018 mainly reflects proceeds received from the sale of ADSs in the first quarter of 2019, less cash used in operations during the three months ended March 31, 2019.

●	Shareholders’ equity totaled $16,145,000 as of March 31, 2019, compared to $15,572,000 as of December 31, 2018.

Conference call information

The Company will host a conference call to discuss these financial results today, May 15, 2019, at 09:00 a.m. EDT (04:00 p.m. Israel time). Investors interested in participating are invited to register for the conference call here: to http://dpregister.com/10130757. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses that its global expansion continues in accordance with its growth plan, and that the company believes that its advantage as a first mover in additive electronics, with the growing maturity of its product and its increasing global expansion are the key for immediate and long-term growth. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of March 31, 2019, Nano Dimension’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Nano Dimension’s ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

Consolidated Statements of Financial Position as at

(In thousands of USD)

	March 31,		December 31,
	2018	2019	2018
	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	14,767	10,222	3,753
Restricted deposits	20	31	21
Trade receivables	591	1,855	1,313
Other receivables	569	542	570
Inventory	2,253	3,283	3,116
Total current assets	18,200	15,933	8,773

Restricted deposits	342	344	347
Property plant and equipment, net	5,054	5,412	5,200
Right of use asset	-	1,855	-
Intangible assets	6,562	5,790	5,983
Total non-current assets	11,958	13,401	11,530
Total assets	30,158	29,334	20,303

Liabilities
Trade payables	419	1,199	1,414
Other payables	1,789	3,238	2,178
Total current liabilities	2,208	4,437	3,592

Liability in respect of government grants	925	873	895
Lease liability	-	1,381	-
Liability in respect of warrants and rights of purchase	-	6,498	-
Other long-term liabilities	287	-	244
Total non-current liabilities	1,212	8,752	1,139
Total liabilities	3,420	13,189	4,731

Equity
Share capital	3,290	5,559	3,291
Share premium and Capital reserves	63,771 (*)	63,750	63,969
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(40,245)	(53,086)	(51,610)
Total equity	26,738	16,145	15,572
Total liabilities and equity	30,158	29,334	20,303

(*)	Reclassified. During 2018 the Group changed the equity presentation in the Consolidated Statements of Financial Position. In order to simplify presentation, warrants, capital reserves for share based payments and from transactions with controlling shareholders, were consolidated into the Share Premium section. This classification did not have any effect on the total equity.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended March 31,		For the Year ended December 31,
	2018	2019	2018
	(Unaudited)	(Unaudited)

Revenues	635	1,689	5,100

Cost of revenues	336	1,118	3,594

Cost of revenues - amortization of intangible	193	193	772

Total cost of revenues	529	1,311	4,366

Gross profit	106	378	734

Research and development expenses, net	2,548	2,152	8,623

Sales and marketing expenses	786	1,364	4,259

General and administrative expenses	885	1,791	3,002

Operating loss	(4,113)	(4,929)	(15,150)

Finance income	24	3,521	54

Finance expense	34	68	392

Net loss	(4,123)	(1,476)	(15,488)

Basic loss per share	(0.05)	(0.01)	(0.17)
Diluted loss per share	(0.05)	(0.02)	(0.17)
Basic loss per American Depositary Shares	(0.27)	(0.05)	(0.84)
Diluted loss per American Depositary Shares	(0.27)	(0.08)	(0.84)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and Capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the three months ended March 31, 2019:
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Issuance of ordinary shares, net of issuance expenses	2,216	(632)	--	--	--	1,584
Exercise of rights to purchase	52	311				363
Share-based payments	--	102	--	--	--	102
Net loss	--	--	--	--	(1,476)	(1,476)

Balance as of March 31, 2019	5,559	63,750	(1,509)	1,431	(53,086)	16,145